SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2011

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Resolution on Purchase of Equity Securities of Hynix Semiconductor

On November 14, 2011, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to purchase shares of Hynix Semiconductor Inc., as follows:

1.	Issuer of Securities

•      Issuer: Hynix Semiconductor Inc.

•      Country of Incorporation: Republic of Korea

•      Representative Director: Kwon, Oh Cheol

•      Paid-in-capital: Won 2,978,498,135,000

•      Relationship with the Company: No.

•      Number of issued shares: 592,171,582 shares

•      Business: Semiconductor manufacturing

2.	Details of Purchase

•      Number of shares to be purchased: 146,100,000

•      Aggregate Purchase Price: Won 3,426,675,000,000

•      Paid-in capital of the Company: Won 11,454,417,095,000

•      Ratio to paid-in-capital: 29.92%

•      Conglomerate under the Korean Antitrust and Fair Trade Act: Yes.

3.	Total number of shares owned and percentage after purchase	• Number of shares: 146,100,000 shares • Percentage of ownership: 21.05%

4.	Method of purchase	Purchase of existing shares and new shares with cash

5.	Purpose of purchase	To acquire management control of Hynix Semiconductor

6.	Expected date of purchase	February 14, 2012

7.	Reporting obligation for asset acquisition	• No. • Total assets of the Company as of December 31, 2010: Won 18,959,912,474,000 • Ratio of purchase price to total assets: 18.07%

8.	Back-door listing	No.

9.	Back-door listing for the Issuer	Not applicable

10.	Date of Board Resolution	• November 14, 2011 • Independent Directors: 5 out of 5 in attendance • Audit Committee Members: In attendance

11.	Reporting required to Korea Fair Trade Commission	No.

12.	Put Option Provision	No.

13.	Other noteworthy matters

•      With regard to “1. Issuer of Securities,” paid-in capital and number of issued shares are current as of the date of this report.

•      With regard to “2. Details of Purchase,” please see below for more detailed information:

•      Number of shares to be purchased: 44,250,000 shares of existing shares and 101,850,000 shares of new shares

•      Purchase price: Won 1,084,125,000,000 for the purchase of existing shares and Won 2,342,550,000,000 for the purchase of new shares. The final purchase price for the existing shares may be decreased by up to 5% for certain reasons specified in the purchase agreement.

•      With regard to “2. Details of Purchase,” paid-in capital of the Company is current as of December 31, 2010.

•      The purchase of existing and new shares as described above is subject to obtaining relevant government approvals and is subject to change in the process of obtaining government approvals and pursuant to relevant law and regulations. In addition, the purchase of the shares may not be consummated if conditions precedent set forth in the purchase agreement are not satisfied. Investors should note that the purchase described in this report may not be consummated in these cases.

•      With regard to “6. Expected date of purchase,” the purchase will be made on the later of (i) the third business day after the seller is notified of the completion of government approvals, and (ii) February 14, 2012. Such date may be changed by the agreement of the parties.

Summary Financial Information of the Issuer (Unit: in millions of Won)

Financial Year	Total Assets	Liabilities	Total Shareholders’ Equity	Paid-in- capital	Revenue	Net Income
2010	15,940,007	7,770,159	8,169,848	2,969,023	11,973,426	2,647,889
2009	13,424,767	7,972,385	5,452,382	2,965,833	7,521,458	-347,785
2008	13,199,340	8,109,138	5,090,202	2,315,654	6,495,367	-4,719,633

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.

(Registrant)

By:	/s/ Soo Cheol Hwang

(Signature)

Name:	Soo Cheol Hwang

Title:	Senior Vice President

Date: November 14, 2011

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